RECEIVED

FEB 2 8 20

SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Financial Center
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J. Sherba   617-482-2450 extension 1401

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Sherba _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Loomis Sayles Distributors, L.P. _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Loomis Sayles Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loomis Sayles Distributors, L.P. (the "Company") as of December 31, 2019 and the related statements of operations, of changes in partners' capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-



3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 1996.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 89,970
Investment in Loomis Sayles affiliated funds, at fair value (cost $3,420,327)	3,403,888
Receivable from Natixis Distribution, L.P.	186,002
Prepaid insurance	3,482
Prepaid registration fees	59,728
Total assets	3,743,070
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	58,070
Total liabilities	58,070
Partners' Capital	
Limited partner	3,648,150
General partner	36,850
Total partners' capital	3,685,000
Total liabilities and partners' capital	$ 3,743,070

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2019

Income		
Income from commission rebate	$	703,652
Dividend income from affiliated funds		76,707
Total income		780,359
Expenses		
Insurance expense		3,633
Professional fees		58,070
Miscellaneous, taxes & registration fees		85,423
Total expenses		147,126
Net income from operations		633,233
Net realized and unrealized gain/(loss) from investments		147,875
Net income	$	781,108

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2019

	Limited Partner	General Partner	Total
Balance, December 31, 2018	$ 3,864,853	$ 39,039	$ 3,903,892
Dividends	(990,000)	(10,000)	(1,000,000)
Net income	773,297	7,811	781,108
Balance, December 31, 2019	$ 3,648,150	$ 36,850	$ 3,685,000

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2019

Cash flows from operating activities:	
Net income	$ 781,108
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized (gain)/loss from investments	(147,875)
Sale of Loomis Sayles affiliated funds	300,000
Purchase of Loomis Sayles affiliated funds	(76,707)
Increase in receivable from Natixis Distribution, L.P.	(25,950)
Decrease in prepaid insurance	3,634
Increase in prepaid registration fees	(2,622)
Increase in accounts payable and accrued expenses	1,729
Net cash provided by operating activities	833,317
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Distribution to partners	(1,000,000)
Net cash used in financing activities	(1,000,000)
Net decrease in cash and cash equivalents	(166,683)
Cash and cash equivalents balance, beginning of year	256,653
Cash and cash equivalents balance, end of year	$ 89,970

The accompanying notes are an integral
part of these financial statements

Notes to the Financial Statements

1.   Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 25, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

LSCLP is wholly-owned by Natixis Investment Managers L.P., which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NUSHI is wholly-owned by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A. ("Natixis"), a French investment banking and financial services firm. Natixis is principally owned by BPCE. Approximately 26.5% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

LSDLP provides the services described below for the benefit of LSCLP, which do not include acting as an underwriter/distributor of the Loomis Sayles Funds ("Funds").

a. Supervise and evaluate licensed sales and servicing personnel of LSDLP that are involved in the marketing efforts of the Funds.
b. Develop training programs to ensure that licensed sales and servicing personnel of LSDLP are adequately trained on the Funds and on proper marketing techniques.
c. Market the Funds to clients or prospective clients only when such investments are consistent with the client guidelines and objectives as established by the client and/or the client's consultant.

LSDLP shall not be paid any compensation for the services provided herein from LSCLP. However, LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through March 1, 2021 if needed.

Notes to the Financial Statements (continued)

2.   Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Revenue

Effective July 1, 2015, LSDLP and Natixis Distribution, L.P. entered into an agreement that for certain sales efforts provided by sales personnel of LSCLP for accounts invested in the Loomis Sayles Core Plus Bond Fund, Natixis Distribution, L.P. shall pay to LSDLP five basis points on certain account assets invested in the Y shares of the fund and seven basis points on certain account assets invested in the N shares of the fund. Such payments are to be made quarterly on those assets. This revenue is found within Income from commission rebate on the Statement of Operations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash stated at cost plus accrued interest, which approximates fair value of $89,970.

Investments

Investments are carried at fair value, with realized and unrealized gains and losses

Notes to the Financial Statements (continued)

recognized on the Statement of Operations. Dividend income is recognized as 'Dividend income from affiliated funds' in the Statement of Operations. Realized and unrealized gains and losses on the sale of these investments are included on the Statement of Operations and are determined using the average cost method. These investments are principally investments in mutual funds sponsored by LSCLP.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. As of December 31, 2019, the tax years subject to examination under the statute of limitations are from the year 2016 forward. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

3. Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

Level 3 – significant unobservable inputs that are supported by little or no market

Notes to the Financial Statements (continued)

activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments as of December 31, 2019 based on the inputs used to value them:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in affiliated funds	$ 3,403,888	$ 3,403,888	$ -	$ -
Total	$ 3,403,888	$ 3,403,888	$ -	$ -

There were no transfers into or out of the levels of the fair value hierarchy from the prior year.

4.   Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business such as; insurance expense, professional fees, miscellaneous taxes and registration fees. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, systems and telecommunication, certain professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, neither will any of these expenses be apportioned back to LSDLP, nor is LSDLP compensated for the services it provides to LSCLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

5.   Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2019, LSDLP's net capital, as defined, was $3,129,438, $3,104,438 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.019: 1 at December 31, 2019. LSCLP has committed to fund operations in accordance with current funding needs, as experienced in 2019 and projected through March 1, 2021, of LSDLP. LSDLP is exempt from Rule 15c3-3, under paragraph (k)(1). Refer to Supplemental Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, for further information.

Notes to the Financial Statements (continued)

6.   Investments in Loomis Sayles Affiliated Funds

LSDLP's investment in the Loomis Sayles affiliated funds are recorded at fair value, in accordance with the securities industry practice, and any changes in the fair value of these investments are included in the Statement of Operations. At December 31, 2019, the fair value and cost of these investments was $3,403,888 and $3,420,327, respectively including reinvested dividends of $76,707.

7.   Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2019, there were no asserted claims brought against the Company.

8.   Dividends

There was $1,000,000 of dividends declared and distributed based on ownership during the year with proper notification made to FINRA. Dividends were distributed according to their respective resolution each for $500,000 on September 18, 2019 and December 18, 2019.

9.   Recent Accounting Pronouncements

Lease Accounting
In February 2016, the Financial Accounting Standards Board issued new guidance on lease accounting, Accounting Standard Codification ("ASC") topic 842. ASC842 provides the requirements of financial accounting and reporting for lessees and lessors and comprises five Subtopics (Overall, Lessee, Lessor, Sale and Leaseback Transactions, and Leveraged Leases Arrangements).

As of January 1, 2019, the Company adopted ASC 842 with no impact due to LSDLP's cost sharing arrangement with LSCLP.

10.   Subsequent Event

Management has evaluated the events and transactions that have occurred through February 26, 2020, the date the financial statements were issued, and noted no items requiring adjustments of the financial statements or additional disclosures.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

<u>Net Capital</u>

Total partners' capital	$ 3,685,000

Deductions

Nonallowable assets included in Statement of Financial Condition	249,212

Net capital before haircuts on investments (tentative net capital)	$ 3,435,788

Haircut on investment in Loomis Sayles affiliated funds	306,350

Net capital	$ 3,129,438

Aggregate Indebtedness	$ 58,070

<u>Computation of Basic Net Capital Requirement</u>

Minimum net capital required	$ 25,000
(greater of 6 2/3% of aggregate indebtedness or $25,000)	

Net capital in excess of requirement	$ 3,104,438

Ratio: Aggregate indebtedness to net capital	0.019: 1

<u>Statement pursuant to paragraph (d)(4) of Rule 17a-5</u>: There are no material differences between this computation of net capital and that filed by the company and included in its unaudited, Part IIA, FOCUS report as of December 31, 2019, filed by LSDLP on January 20, 2020.

(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2019

Loomis Sayles Distributors, L.P. (the "Company") claims exemption from SEC Rule 15c3-3 under paragraph   (k)(1) of that Rule.   There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2019.